SEC 22003316 SION

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-16750

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AEI SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. box no.)

SEC Mail Processing
FEB 25 2022
Washington, DC

30 EAST SEVENTH STREET, SUITE 1300
(No. and Street)

SAINT PAUL (City) MINNESOTA (State) 55101 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH PETERSEN/MARNI J NYGARD (Name) 651—227—7333 (Area Code – Telephone Number) kpetersen@aeifunds.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BOULAY PLLP
(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DR., SUITE 800 (Address) MINNEAPOLIS (City) MINNESOTA (State) 55344 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MARNI J NYGARD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AEI SECURITIES, INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Stephanie Allyn Wallisch
NOTARY PUBLIC
State of Minnesota
My Commission Expires 1-31-2025

Signature: ____________________

Title: President

Stephanie Allyn Wallisch
Notary Public

This filing ** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in §210.1-02 or Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' sole proprietor's equity. (Statement of Operations & Retained Earnings)
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to §240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☒ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1 or 17 CFR 240.18a-2 as applicable, and the reserve requirements under 17 CFR 240.15c3-3or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material difference exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 249.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, CFR 240.18a-7, or 17 CFR 240.17a-12 as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7 as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7 as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AEI SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2021	December 31, 2020
Assets:		
Cash	$ 448,201	$ 502,277
Receivable from Related Companies	7,776	6,013
Miscellaneous Receivable	1,715	0
Prepaid Expenses	330	300
Total Assets	$ 458,022	$ 508,590

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions Payable	$ 0	$ 104,810
Miscellaneous Payable	0	115
Payable to Related Companies	15,117	7,072
Total Liabilities	15,117	111,997
Commitments and Contingencies	0	0
Stockholder's Equity:		
Common Stock – 2,500 shares authorized, issued and outstanding	12,500	12,500
Additional Paid-In-Capital	37,500	37,500
Retained Earnings	392,905	346,593
Total Stockholder's Equity	442,905	396,593
Total Liabilities and Stockholder's Equity	$ 458,022	$ 508,590

The accompanying Notes to Financial Statements are an integral part of this statement.

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of AEI Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of AEI Securities, Inc. (the "Company") as of December 31, 2021 and 2020, the related statements of operations and retained earnings, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Schedule II, and Schedule III has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

We have served as AEI Securities, Inc.'s auditor since 1986.

Minneapolis, Minnesota
February 24, 2022

AEI SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

OPERATIONS

	Years Ended December 31	
	2021	2020
Revenues:		
Commissions	$ 699,529	$ 540,599
Interest	468	1,184
Total Revenues	699,997	541,783
Expenses:		
Commissions Reallowed	495,736	437,331
General and Administrative	7,949	8,836
Total Expenses	503,685	446,167
Net Income	196,312	95,616

RETAINED EARNINGS

	2021	2020
Balance, beginning of year	346,593	350,977
Distributions to Stockholder	(150,000)	(100,000)
Balance, end of year	$ 392,905	$ 346,593

The accompanying Notes to Financial Statements are an integral part of this statement.

AEI SECURITIES, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2021	**2020**
Cash Flows from Operating Activities:		
Net Income	$ 196,312	$ 95,616
Adjustments to Reconcile Net Income To Net Cash Provided by Operating Activities:		
(Increase) Decrease in Receivable from Related Companies	(1,763)	2,062
(Increase) Decrease in Miscellaneous Receivable	(1,715)	303
(Increase) Decrease in Prepaid Expenses	(30)	1,800
Increase (Decrease) in Commissions Payable	(104,810)	(137,135)
Increase (Decrease) in Miscellaneous Payable	(115)	115
Increase (Decrease) in Payable to Related Companies	8,045	(426)
Total Adjustments	(100,388)	(133,281)
Net Cash Provided By (Used For) Operating Activities	95,924	(37,665)
Cash Flows from Financing Activities:		
Distributions to Stockholder	(150,000)	(100,000)
Net Increase (Decrease) in Cash	(54,076)	(137,665)
Cash, beginning of year	502,277	639,942
Cash, end of year	$ 448,201	$ 502,277

The accompanying Notes to Financial Statements are an integral part of this statement.

(1) Summary of Organization and Significant Accounting Policies –

Organization

AEI Securities, Inc. ("Company") is a licensed broker-dealer registered with the Securities and Exchange Commission and under the jurisdiction of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a wholly owned subsidiary of AEI Capital Corporation ("ACC"). Robert P. Johnson was President of the Company until June 30, 2020. On July 1, 2020, Marni J. Nygard became President. Mr. Johnson and his wife were majority stockholders of ACC until Mr. Johnson's date of death on May 22, 2021. Mrs. Johnson is also the sole stockholder AEI Fund Management, Inc., which provides management services to the Company.

Revenue from Contracts with Customers

The Company's major source of revenue is commissions earned on the sale of units in limited partnerships that have been organized by affiliated entities. These transactions consist of a single performance obligation that is satisfied and recognized at a point in time on the date in which the proceeds from the sale of units are accepted by the affiliated entities as that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. The transaction price is based on contractually agreed upon fixed commission percentages earned by the Company on the proceeds from the sale of units. The transaction price is not subject to significant (or any) variable consideration. Contract modifications could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations.

Costs associated with commission transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded, and are recorded on a gross basis within operating expenses in the statements of operations as the Company is acting as a principal in the arrangement.

The discussion above includes revenue that is within the scope of Topic 606. Interest income is earned from the Company's money market and is not in the scope of Topic 606.

Financial Statement Presentation

The accounts of the Company are maintained on the accrual basis of accounting for both federal income tax purposes and financial reporting purposes.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates, and the difference could be material.

Cash Concentrations of Credit Risk

The Company's cash is deposited in one financial institution and at times during the year it may exceed FDIC insurance limits.

Income Taxes

The Company is a qualified subchapter S subsidiary of ACC. As a result, the income of the Company is treated as belonging to the parent corporation, ACC. In general, no recognition has been given to income taxes in the accompanying financial statements. Primarily due to the S Corporation tax status, the Company does not have any significant tax uncertainties that would require recognition or disclosure.

Recent Accounting Pronouncements

Other accounting standards that have been issued by standard-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

(2) Related Party Transactions –

The Company and its affiliates have common management and utilize the same facility. As a result, certain general and administrative expenses are allocated among these related companies. The Company was reimbursed for certain general and administrative costs by limited partnerships whose offerings were underwritten by the Company. In 2021 and 2020, these reimbursements totaled $59,239 and $52,837, respectively. These costs consisted of license fees, broker bond insurance, FINRA filing costs, professional fees and overhead costs necessary to maintain the Company as a licensed broker-dealer with FINRA.

(3) Net Capital Requirements –

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater. As of December 31, 2021 and 2020, the Company had adjusted net capital of $433,084 and $390,280, respectively, which exceeded the required adjusted net capital by $428,084 and $382,814, respectively. As of December 31, 2021 and 2020, the ratio of aggregate indebtedness to net capital was .03 to 1 and .29 to 1, respectively.

(4) Exemption from Rule 15c3-3 –

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

AEI SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

(5) Subsequent Events –

The Company has evaluated subsequent events through February 24, 2022, the date that the financial statements were available to be issued. Subsequent events, if any, were disclosed in the appropriate note in the Notes to Financial Statements.

SCHEDULE I

AEI SECURITIES, INC.
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Total Assets	$	458,022
Less – Aggregate Indebtedness		15,117
Unadjusted Capital		442,905
Adjustments:		
Receivable from Related Companies		(7,776)
Miscellaneous Receivable		(1,715)
Prepaid Expenses		(330)
Adjusted Net Capital	$	433,084
Ratio of Aggregate Indebtedness to Adjusted Net Capital		.03:1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in AEI Securities, Inc.'s unaudited December 31, 2021 Part IIA FOCUS filing. There were no material inadequacies found to exist or to have existed since the previous audit.

SCHEDULE II

AEI SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AND THE COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

AEI Securities, Inc. does not claim an exemption from Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

AEI SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

AEI Securities, Inc. does not claim an exemption from Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

See Report of Independent Registered Public Accounting Firm

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of AEI Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AEI Securities, Inc. did not claim an exemption under the provisions of 17 C.F.R. §15c3-3(k) under which AEI Securities, Inc. placed reliance on footnote 74 to SEC Release 34-70073 and (2) AEI Securities, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. AEI Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AEI Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in footnote 74 to SEC Release 34-70073.

Boulay PLLP

Minneapolis, Minnesota
February 24, 2022

AEI SECURITIES, INC.
EXEMPTION REPORT

Pursuant to Securities Exchange Act Rule 17a-5, "Reports to be made by certain brokers and dealers", AEI Securities, Inc. (the "Company"), states that to the best of its knowledge and belief:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Company is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-700703 issued by SEC staff. The Firm has no obligation under SEA Rule 15c3-3 because it does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

AEI SECURITIES, INC.

I, Marni J. Nygard, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Marni J. Nygard
President

February 24, 2022

1300 Wells Fargo Place | 30 East Seventh Street | Saint Paul | Minnesota | 55101
800-328-3519 | aeifunds.com

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholder
AEI Securities, Inc.
Saint Paul, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by AEI Securities, Inc. (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Minneapolis, Minnesota
February 24, 2022

7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 | 2180 Immokalee Road Suite 308 Naples, FL 34110 (t) 239.325.1100

BoulayGroup.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

AEI SECURITIES INC
1300 WELLS FARGO PLACE
30 7TH ST E
SAINT PAUL MN 55101-4914

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARNI NYGARD 651-227-7333

2. A.	General Assessment (item 2e from page 2)	$306
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7-26-2021 Date Paid	(255)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	51
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$51

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $51

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AEI SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 2022.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$699,998
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): COMMISSION REALLOWED TO PARTNERSHIP BROKER-DEALERS FROM REVENUE ASSOCIATED WITH THE SALE OF LP UNITS. (Deductions in excess of $100,000 require documentation)	495,736
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	495,736
2d. SIPC Net Operating Revenues	$204,262
2e. General Assessment @ .0015	$306

(to page 1, line 2.A.)

AEI
NET LEASE INCOME FUND 36
$200,000,000 of Limited Partnership Units
Offering Price: $10.00 per Unit
Minimum Purchase: 2,500 Units

AEI Net Lease Income Fund 36 ("Fund 36" or "the Fund") will acquire, without debt, a diversified portfolio of net leased, single tenant, income-producing commercial properties that are 100% leased to major national and regional creditworthy corporate tenants. The investment goals of Fund 36 are to provide current income, capital growth potential, and comparatively lower investment risk than real estate funds that utilize leverage. The General Partner expects to actively manage the Fund's assets, which means that the Fund intends to sell properties from time to time, distribute some or all of the proceeds from the sale, and reinvest the remaining proceeds in similar properties. Not earlier than five years nor later than seven years following completion of the Fund's offering phase, the General Partner will present for vote by the Fund's investors the alternative of liquidating its assets and terminating operations or continuing to operate. If the holders of a majority of the outstanding units vote to liquidate, the Fund will undertake an orderly disposition of its assets and wind up its business. If the holders of a majority of the outstanding units vote to continue its operations, then the Fund will do so, and solicit a vote by its investors on the same question in another five years. Any other action by limited partners, whether for liquidation or otherwise, requires an affirmative vote of holders of at least two-thirds of the then outstanding units.

Fund 36 is offering 20,000,000 units of limited partnership interest at a price of $10.00 per unit to investors who qualify as "Accredited Investors" under federal securities laws. The General Partner may supplement this Memorandum to increase the size of the offering by up to an additional 10,000,000 units if it is oversubscribed. The price per unit is $9.30 if investors are purchasing through an investment advisor who does not receive a commission on the transaction. The minimum purchase is 2,500 units. If the Fund has not received orders and payment for 100,000 units before March 31, 2018, all subscriptions will be returned to investors and the offering will be terminated. This offering will continue through June 30, 2020 or until such time as the Fund is fully subscribed.

Investors must rely upon their own examination of this Memorandum in making a decision to invest. No regulatory authority has recommended this investment and no regulatory authority has confirmed the accuracy or adequacy of this Memorandum. Any representation to the contrary is a criminal offense. Fund 36 has not registered the sale of these units under federal or state securities laws and the units will therefore be "restricted securities" under those laws. Accordingly, investors may not resell the units without registering their sale, or providing the Fund with an opinion of counsel that the sale is exempt from registration. The Fund is not required to register the units or to facilitate the development of a market in the units and does not expect a market to develop. Because of these limitations, the units may not be readily saleable or transferable and investors must, therefore, purchase them for investment and not for resale. Investors are advised to read the "Risks" detailed on pages 7 to 12 of this Memorandum. The General Partner believes the most significant investment risks include the following:

- Investors will not be able to evaluate properties prior to their purchase by the Fund.
- The General Partner will receive compensation from the Fund whether it operates profitably or not.
- The General Partner will be subject to conflicts of interest in managing the Fund.
- The General Partner will make all operating decisions for the Fund, including when to purchase and sell properties.
- The timing of the purchase and sale of properties may expose the Fund to changing rental rates and property prices.

Fund 36 has retained AEI Securities, Inc., an Affiliate, to act as dealer-manager for this offering. AEI Securities will endeavor to form a selling group of FINRA securities dealers to offer the units to accredited investors on a "best efforts" basis. The following table shows the net proceeds that the Fund expects to receive from this offering.

		Total	
	Per Unit	Minimum	Maximum
Offering price	$ 10.00	$1,000,000	$200,000,000
Commissions	.70	70,000	14,000,000
Dealer-Manager Fee	.15	15,000	3,000,000
Organization and offering costs (at cost)	.35	35,000	7,000,000
Proceeds to Fund 36	$ 8.80	$ 880,000	$176,000,000

AEI SECURITIES, INC.
1300 Wells Fargo Place, 30 East Seventh Street, St. Paul, MN 55101
800-328-3519 • *aeifunds.com*